Filed Pursuant to Rule 433
Issuer Free Writing Prospectus dated June 29, 2007
Relating to Preliminary Prospectus dated June 28, 2007
Registration No. 333-139012
1,400,000 Shares
Double Eagle Petroleum Co.
9.25% Series A Cumulative Preferred Stock
ISSUER FREE WRITING PROSPECTUS FINAL PRICING TERM SHEET

Issuer:	Double Eagle Petroleum Co.

Securities:	9.25% Series A Cumulative Preferred Stock

Offering Size:	1,400,000 Firm Preferred Shares or, if the Underwriter exercises in full its option to purchase additional Preferred Shares, 1,610,000 Preferred Shares

Ticker / Exchange:	DBLEP / The NASDAQ Stock Market LLC (approved for trading beginning on July 3, 2007, on a when issued basis)

Amount:	$35,000,000 or $40,250,000 (if Underwriter exercises in full its option to purchase additional Preferred Shares)

Public Offering Price:	$25.00 per share

Liquidation Preference:	$25.00 per share

Stated Dividend Rate:	9.25%, cumulative from (but excluding) the date of issuance, subject to step-up to penalty dividend rate following failure to pay dividends for six consecutive or non-consecutive quarters

Equivalent Annual Payment at Stated Rate:	$2.3125 per share

Penalty Dividend Rate:	12.00%

Equivalent Annual Payment at Penalty Rate:	$3.00 per share

Dividend Dates:	March 31, June 30, September 30, December 31

First Dividend Payment Date:	September 30, 2007

First Optional Call Date	June 30, 2012

Voting Rights:	None, except during the pendency of a penalty dividend period and for certain material changes to the terms of the Preferred Shares, as described in the prospectus supplement

Mandatory Call:	Only upon Change of Ownership or Control not involving a Qualified Public Company, at specified Redemption Amount, as described in the prospectus supplement

Maturity:	None (perpetual, subject to mandatory calls as described above and in prospectus supplement)

Day Count:	30/360

Underwriting Discount	3.50%

Price to DBLE:	$24.125 per share

Advisory Fee:	$.0375 per share

Proceeds to DBLE, Without Exercise of Option to Purchase Additional Shares:	We will receive net proceeds of approximately $33 million ($33,775,000 less $525,000 (1.5% advisory fee) less $250,000 (estimated other expenses)) from our sale of 1,400,000 shares of preferred stock in this offering, after deducting the underwriting discount and estimated offering expenses payable by us.

Proceeds to DBLE With Exercise of Option to Purchase Additional Shares:	$37.98 million ($33 million plus $4.98 million (additional sales net of commissions and advisory fees) less marginal expenses)

Use of Proceeds:	We intend to use the net proceeds from this offering to (i) reduce indebtedness under our revolving bank facility (which will permit additional borrowings in the future under the terms of our bank credit facility), (ii) fund drilling and development of our Atlantic Rim properties when and if those properties become available for development,.(iii) fund drilling and development of our Pinedale and other properties, (iv) undertake potential acquisitions and (v) fund other general corporate purposes.

Reallowance:	$0.30

Selling Concession:	$0.50

Trade Date:	June 29, 2007

Settlement Date:	July 5, 2007

Sole Underwriter:	Ferris, Baker Watts, Incorporated

     THE ISSUER HAS FILED A REGISTRATION STATEMENT (INCLUDING A PROSPECTUS) WITH THE SEC FOR THE OFFERING TO WHICH THIS COMMUNICATION RELATES. BEFORE YOU INVEST, YOU SHOULD READ THE PROSPECTUS IN THAT REGISTRATION STATEMENT AND OTHER DOCUMENTS THE ISSUER HAS FILED WITH THE SEC FOR MORE COMPLETE INFORMATION ABOUT THE ISSUER AND THIS OFFERING. YOU MAY GET THESE DOCUMENTS FOR FREE BY VISITING EDGAR ON THE SEC WEB SITE AT WWW.SEC.GOV. ALTERNATIVELY, THE ISSUER, UNDERWRITER OR ANY DEALER PARTICIPATING IN THE OFFERING WILL ARRANGE TO SEND YOU THE PROSPECTUS IF YOU REQUEST IT BY CALLING TOLL FREE 1-800-536-6854